UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)1


                         The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                Class B Common Stock, par value $0.01 per share

--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  640204 20 2
                                  640204 30 1

--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Henry Horbaczewski
                  Reed Elsevier Inc. & Harcourt General, Inc.
                          125 Park Avenue, 23rd Floor
                           New York, New York 10017
                                (212) 309-5498


--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 11, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 2 of 19


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     REED INTERNATIONAL P.L.C.
     I.R.S. Identification No. - N/A

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     England
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock:  0
                    Class B Common Stock:  0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 4,243,942
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 0
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 4,243,942
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 3 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ELSEVIER NV
     I.R.S. Identification No. - N/A


________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3   SEC USE ONLY



________________________________________________________________________________
4   SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     The Netherlands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 0
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 4,243,942
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 0
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 4,243,942
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 4 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     REED ELSEVIER plc
     I.R.S. Identification No. - N/A


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     England
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 5 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     REED ELSEVIER HOLDINGS BV
     I.R.S. Identification No. - N/A


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     The Netherlands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 6 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     REED ELSEVIER OVERSEAS BV
     I.R.S. Identification No. - N/A


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     The Netherlands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 7 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     REED ELSEVIER U.S. HOLDINGS INC.
     I.R.S. Identification No. - 04-3006976


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 8 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     REED ELSEVIER INC.
     I.R.S. Identification No. - 52-1471842


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Massachusetts
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 9 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HARCOURT GENERAL, INC.
     I.R.S. Identification No. - 04-1619609


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 10 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HARCOURT PROFESSIONAL EDUCATION GROUP, INC.
     I.R.S. Identification No. - 95-3033879


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [  ]
                                                                     (b)  [  ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 11 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HGI SECURITIES CORP.
     I.R.S. Identification No. - 04-3486545


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [  ]
                                                                     (b)  [  ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Massachusetts
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 12 of 19

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HGI INVESTMENT TRUST
     I.R.S. Identification No. - 04-3135617


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Massachusetts
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    Class A Common Stock: 0
  OWNED BY          Class B Common Stock: 0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Class A Common Stock: 4,243,942
                    Class B Common Stock: 0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    Class A Common Stock: 0
                    Class B Common Stock: 0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Class A Common Stock: 4,243,942
     Class B Common Stock: 0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
     (See Instructions)
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Class A Common Stock:  15.3%
     Class B Common Stock:  0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 13 of 19

     Pursuant to Section 240.13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Items 1, 2, 5, 6 and 7 of the Statement on Schedule 13D relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The Neiman Marcus Group, Inc., a Delaware corporation (the "Issuer"), and the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer, initially filed on September 8, 1987, as amended by Amendment No. 1 filed on October 2, 1987, Amendment No. 2 filed on October 30, 1990, Amendment No. 3 filed on November 2, 1990, Amendment No. 4 filed on November 7, 1990, Amendment No. 5 filed on May 18, 1992, Amendment No. 6 filed on September 25, 1992, Amendment No. 7 filed on February 18, 1993, Amendment No. 8 filed on November 9, 1995, Amendment No. 9 filed on November 12, 1996, Amendment No. 10 filed on May 21, 1999, Amendment No. 11 filed on May 27, 1999 and Amendment No. 12 filed on October 28, 1999 (the "Statement"), initially on behalf of Harcourt General, Inc., a Delaware corporation ("Harcourt"), which was formerly known as General Cinema Corporation, are hereby amended and supplemented as set forth herein.

Item 1.  Security and Issuer

Item 1 of the Statement is hereby amended in its entirety by deleting the information set forth therein and replacing it with the following:

     The classes of equity securities to which this Statement relates are the Class A Common Stock of the Issuer and the Class B Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1618 Main Street, Dallas, Texas 75201.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended in its entirety by deleting the information set forth therein and replacing it with the following:

     This Statement is filed by (i) Reed International P.L.C., an English public limited company ("Reed"), having its principal executive offices at 25 Victoria Street, London SW1H 0EX, England, (ii) Elsevier NV, a Dutch public limited company ("Elsevier"), having its principal executive offices at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands, (iii) Reed Elsevier plc, an English public limited company ("Reed Elsevier"), having its principal executive offices at 25 Victoria Street, London SW1H 0EX, England, (iv) Reed Elsevier Holdings BV, a Dutch private limited company ("Reed Elsevier Holdings"), having its principal executive offices at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands, (v) Reed Elsevier Overseas BV, a
Dutch private limited company ("Reed Elsevier Overseas"), having its principal executive offices at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands, (vi) Reed Elsevier U.S. Holdings Inc., a Delaware corporation ("Reed Elsevier U.S."), having its principal executive offices at 1105 North Market Street, Suite 900, Wilmington, Delaware 19801, (vii) Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier Inc."), having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458,
(viii)


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CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 14 of 19

Harcourt, having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458, (ix) Harcourt Professional Education Group, Inc., a Delaware corporation ("HPEG"), having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458, (x) HGI Securities Corp., a Massachusetts business corporation ("HGISC"), having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458 and (xi) HGI Investment Trust, a Massachusetts business trust ("HGIT", and together with Reed, Elsevier, Reed Elsevier, Reed Elsevier Holdings, Reed Elsevier Overseas, Reed Elsevier U.S., Reed Elsevier Inc., Harcourt, HPEG and HGISC, the "Reporting Persons"), having its principal executive offices at 275 Washington Street, Newton, Massachusetts 02458.

     As provided in the Joint Filing Agreement and Power of Attorney filed as
Exhibit 99.3 hereto, the Reporting Persons have agreed pursuant to
Section 240.13d-1(k) of Regulation 13D-G of the General Rules and Regulations under the Act, to file this Statement jointly with respect to their beneficial ownership of the Class A Common Stock of the Issuer. The shares of Class A Common Stock to which this Statement relates are owned of record by HGIT. By reason of HGIT's status as a direct, wholly owned subsidiary of HGISC, HGISC may be deemed to beneficially own all of the Class A Common Stock beneficially owned by HGIT. By reason of HGISC's status as a direct, wholly owned subsidiary of HPEG, HPEG may be deemed to beneficially own all of the Class A Common Stock beneficially owned by HGISC. By reason of HPEG's status as a direct, wholly owned subsidiary of Harcourt, Harcourt may be deemed to beneficially own all of the Class A Common Stock beneficially owned by HGISC. By reason of Harcourt's status as a direct, wholly owned subsidiary of Reed Elsevier Inc., Reed Elsevier Inc. may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Harcourt. By reason of Reed Elsevier Inc.'s status as a direct, wholly owned subsidiary of Reed Elsevier U.S., Reed Elsevier U.S. may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier Inc. By reason of Reed Elsevier U.S.'s status as a direct, wholly-owned subsidiary of Reed Elsevier Overseas, Reed Elsevier Overseas may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier U.S. By reason of Reed Elsevier Oversea's status as a direct, 95%-owned subsidiary of Reed Elsevier Holdings, Reed Elsevier Holdings may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier Overseas. By reason of Reed Elsevier Holding's status as a direct, wholly owned subsidiary of Reed Elsevier, Reed Elsevier may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier Holdings. By reason of their status as equal, 50% owners of the voting stock of Reed Elsevier and thus their ability to control Reed Elsevier, Reed and Elsevier may be deemed to have shared power to direct the vote and to direct the disposition of the shares of Class A Common Stock that may be deemed to be beneficially owned by Reed Elsevier and, accordingly, may be deemed to beneficially own all of the Class A Common Stock beneficially owned by Reed Elsevier.

     The Reporting Persons and their respective subsidiaries, associates and joint ventures comprise one of the world's leading publishers and information providers. The activities of the Reporting Persons include science & medical, legal, education and business publishing. The Reporting Persons principal operations are in North America and Europe.



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CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 15 of 19

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     This Statement is being filed while the Reporting Persons are in the process of compiling the information required herein with respect to their respective directors and executive officers. Upon obtaining all of the information concerning such individuals that is required to be disclosed herein, the Reporting Persons will file an amendment to this Statement and disclose all such information with respect to such directors and executive officers.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended in its entirety by deleting the information set forth therein and replacing it with the following:

(a) As of the date of this filing, the Reporting Persons own, in the aggregate, 4,243,942 shares of Class A Common Stock of the Issuer. Such shares of Class A Common Stock represent approximately 15.3% of the total outstanding shares of Class A Common Stock as reported in the Issuer's most recently filed Form 10-Q for the fiscal quarter ended October 27, 2001, and approximately 8.9% of the total outstanding shares of both Class A Common Stock and Class B Common Stock as reported in the Issuer's most recently filed Form 10-Q for the fiscal quarter ended October 27, 2001.

     The Reporting Persons do not beneficially own any shares of Class B Common Stock.

(b) As of the date of this filing, each of HGIT, HGISC, Harcourt, Reed Elsevier Inc., Reed Elsevier U.S., Reed Elsevier Overseas, Reed Elsevier Holdings and Reed Elsevier, acting by itself or through their respective direct or indirect wholly owned (or 95% owned, as the case may be) subsidiaries, each have the power to vote or direct the vote and to dispose or direct the disposition of 4,243,942 shares of Class A Common Stock.

     In addition, by reason of their status as equal, 50% owners of the voting stock of Reed Elsevier and thus their ability to control Reed Elsevier, Reed and Elsevier have shared power to direct the vote and to direct the disposition of the shares of Class A Common Stock that may be deemed to be beneficially owned by Reed Elsevier and, accordingly, may also be deemed to beneficially own 4,243,942 shares of Class A Common Stock.

(c) In compliance with its obligations to the Internal Revenue Service with respect to the Distribution (as defined in Amendment No. 10 to the Statement on Schedule 13D filed by Harcourt on May 21, 1999 ("Amendment No. 10")) and as disclosed in Item 4 of Amendment No. 10, beginning on February 4, 2002 through the date of this filing, HGIT sold 744,600 shares of Class A Common Stock in a series of open market transactions conducted through customary

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 16 of 19

brokerage arrangements. The cumulative average sale price, net of commissions, for the shares of Class A Common Stock sold in such transactions was approximately $33.48 per share.

     This Statement is being filed while the Reporting Persons are in the process of compiling the information required herein with respect to their respective directors and executive officers. Upon obtaining all of the information concerning such individuals that is required to be disclosed herein, the Reporting Persons will file an amendment to this Statement and disclose all such information with respect to such directors and executive officers.

     Other than as set forth in this Item 5 and subject to the immediately preceding paragraph, to the best of the Reporting Persons' knowledge as of the date hereof, (i) the Reporting Persons do not beneficially own any Class A Common Stock or Class B Common Stock and (ii) there have been no transactions in Class A Common Stock or Class B Common Stock effected during the past 60 days by the Reporting Persons.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock or the Class B Common Stock.

     Pursuant to Section 240.13d-4 under Regulation 13D-G of the General Rules and Regulations under the Act, the Reporting Persons, other than HGIT, declare that the filing of this statement shall not be construed as an admission that any such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Statement is hereby amended by adding the following at the end thereof:

     HGIT has entered into customary brokerage arrangements with respect to its sales of Class A Common Stock in the open market.

Item 7.  Material to be filed as Exhibits.

                               INDEX OF EXHIBITS

                           Description

Exhibit 99.1 Joint Filing Agreement and Power of Attorney dated as of March 15, 2002, among the Reporting Persons relating to the filing of a joint statement on
                           Schedule 13D.


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CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 17 of 19

                                  SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2002

                          REED INTERNATIONAL P.L.C.


                          By: /s/ Leslie Dixon
                              ----------------------------------
                              Name:  Leslie Dixon
                              Title: Deputy Secretary


                          ELSEVIER NV


                          By: /s/ Mark H. Armour
                              ----------------------------------
                              Name:  Mark H. Armour
                              Title: Chief Financial Officer


                          REED ELSEVIER plc


                          By: /s/ Leslie Dixon
                              ----------------------------------
                              Name:  Leslie Dixon
                              Title: Deputy Secretary



                          REED ELSEVIER HOLDINGS BV


                          By: /s/ Mark H. Armour
                              ----------------------------------
                              Name:  Mark H. Armour
                              Title: Authorized Signatory


                          REED ELSEVIER OVERSEAS BV


                          By: /s/ Mark H. Armour
                              ----------------------------------
                              Name:  Mark H. Armour
                              Title: Authorized Signatory

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 18 of 19


                          REED ELSEVIER U.S. HOLDINGS INC.


                          By: /s/ Charles P. Fontaine
                              --------------------------------
                              Name:  Charles P. Fontaine
                              Title: Assistant Secretary


                          REED ELSEVIER INC.


                          By: /s/ Charles P. Fontaine
                              --------------------------------
                              Name:  Charles P. Fontaine
                              Title: Assistant Clerk



                          HARCOURT GENERAL, INC.


                          By: /s/ Charles P. Fontaine
                              --------------------------------
                              Name:  Charles P. Fontaine
                              Title: Assistant Secretary


                          HARCOURT PROFESSIONAL EDUCATION GROUP, INC.


                          By: /s/ Charles P. Fontaine
                              --------------------------------
                              Name:  Charles P. Fontaine
                              Title: Assistant Secretary



                          HGI SECURITIES CORP.


                          By: /s/ Charles P. Fontaine
                              --------------------------------
                              Name:  Charles P. Fontaine
                              Title: Assistant Clerk



                          HGI INVESTMENT TRUST


                          By: /s/ Charles P. Fontaine
                              --------------------------------
                              Name:  Charles P. Fontaine
                              Title: Assistant Clerk

CUSIP No. 640204 20 2
          640204 30 1                13D                         Page 19 of 19

                               INDEX OF EXHIBITS


                                  Description


 Exhibit 99.1 Joint Filing Agreement and Power of Attorney dated as of March 15, 2002, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

                                                                    EXHIBIT 99.1

                 JOINT FILING AGREEMENT AND POWER OF ATTORNEY

     Reed International P.L.C., an English public limited company, Elsevier NV, a Dutch public limited company, Reed Elsevier plc, an English public limited company, Reed Elsevier Holdings BV, a Dutch private limited company, Reed Elsevier Overseas BV, a Dutch private limited company, Reed Elsevier U.S. Holdings Inc., a Delaware corporation, Reed Elsevier Inc., a Massachusetts corporation, Harcourt General, Inc., a Delaware corporation, Harcourt Professional Education Group, Inc., a Delaware corporation, HGI Securities Corp., a Massachusetts business corporation, and HGI Investment Trust, a Massachusetts business trust, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13D filed herewith, and any amendments thereto, relating to Class A Common Stock, par value $0.01 per share, of The Neiman Marcus Group, Inc., a Delaware corporation (the "Issuer"), or any Class B Common Stock, par value $0.01 per share, of the Issuer is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement and Power of Attorney be included as an exhibit to such joint filings.

     Each of the above named signatories hereto further agrees and hereby constitutes and appoints each of Henry Horbaczewski, Charles P. Fontaine and Julie A. Goldweitz as their true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, to prepare, execute and file any such amendments, and any other documents which any such attorney-in-fact may consider advisable in connection with the transactions described in this statement on Schedule 13D, on our behalf, and hereby ratifies any such action by such agent and attorney-in-fact.

     In evidence thereof, the undersigned hereby execute this Joint Filing Agreement and Power of Attorney as of the date set forth below and agree to file.

Dated:  March 15, 2002
                               REED INTERNATIONAL P.L.C.


                               By: /s/ Leslie Dixon
                                   -------------------------------
                                   Name:  Leslie Dixon
                                   Title: Deputy Secretary


                               ELSEVIER NV


                               By: /s/ Mark H. Armour
                                   -------------------------------
                                   Name:  Mark H. Armour
                                   Title: Chief Financial Officer


                               REED ELSEVIER plc


                               By: /s/ Leslie Dixon
                                   -------------------------------
                                   Name:  Leslie Dixon
                                   Title: Deputy Secretary


                               REED ELSEVIER HOLDINGS BV


                               By: /s/ Mark H. Armour
                                   -------------------------------
                                   Name:  Mark H. Armour
                                   Title: Authorized Signatory


                               REED ELSEVIER OVERSEAS BV


                               By: /s/ Mark H. Armour
                                   -------------------------------
                                   Name:  Mark H. Armour
                                   Title: Authorized Signatory


                               REED ELSEVIER U.S. HOLDINGS INC.


                               By: /s/ Charles P. Fontaine
                                   -------------------------------
                                   Name:  Charles P. Fontaine
                                   Title: Assistant Secretary

                               REED ELSEVIER INC.


                               By: /s/ Charles P. Fontaine
                                   -------------------------------
                                   Name:  Charles P. Fontaine
                                   Title: Assistant Clerk


                               HARCOURT GENERAL, INC.


                               By: /s/ Charles P. Fontaine
                                   -------------------------------
                                   Name:  Charles P. Fontaine
                                   Title: Assistant Secretary

                               HARCOURT PROFESSIONAL EDUCATION GROUP, INC.


                               By: /s/ Charles P. Fontaine
                                   -------------------------------
                                   Name:  Charles P. Fontaine
                                   Title: Assistant Secretary

                               HGI SECURITIES CORP.


                               By: /s/ Charles P. Fontaine
                                   -------------------------------
                                   Name:  Charles P. Fontaine
                                   Title: Assistant Clerk

                               HGI INVESTMENT TRUST


                               By: /s/ Charles P. Fontaine
                                   -------------------------------
                                   Name:  Charles P. Fontaine
                                   Title: Assistant Clerk